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EMAIL: SWOLOSKY@OLSHANLAW.COM

June 10, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Perry J. Hindin
         Dan Duchovny

Re:	Tollgrade Communications, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on May 28, 2009 by Ramius Value and Opportunity Master Fund Ltd., et al
File No. 000-27312

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated June 5, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A.  Our responses are numbered to correspond to your comments.

Preliminary Proxy Statement

General

1.
The Ramius Group identifies in the letter to shareholders, on pages 2, 13 and 14 of the proxy statement and on the proxy card each of the Company nominees for whom the Ramius Group will vote.  Please revise all of the proxy statement to make clear whether the Company nominees have consented to being named in the proxy statement and whether they have agreed to serve if elected.  Refer to Rule 14a-4(d).  If any such person has not consented, then that person is not a bona fide nominee and the Ramius Group may not name them in the proxy materials pursuant to Rule 14a-4(d).  Please see Section II.I. of SEC Release 34-31326 (Oct. 16, 1992).  Revise the sentence in the proxy card that reads “there is no assurance that…” and the subsequent sentence similarly.

June 10, 2009

The proxy statement has been revised in accordance with the Staff’s comment.  Please see the cover page 1, pages 2, 17 and 18 of the proxy statement and the proxy card.

Cover Page, page 1

2.	Please revise paragraph 1 to indicate that you are also seeking proxies to vote for the company nominees other than those company nominees you oppose.

The proxy statement has been revised to indicate that the Ramius Group is also seeking proxies to vote for the Company nominees other than those Company nominees the Ramius Group opposes.  Please see cover page 1 of the proxy statement.

Important, page 3

3.
The last paragraph in this section refers to four nominees up for election on the gold proxy card.  Please reconcile with disclosure throughout the proxy materials including the Ramius Group’s proxy card indicating that three of its nominees are up for election.

The proxy statement has been revised in accordance with the Staff’s comment.  Please see page 4 of the proxy statement.

Background to the Solicitation, page 4

4.	Please revise the fourth bullet point to disclose the price per share you offered and the market price of the common stock at the time.

The proxy statement has been revised to disclose the price per share offered by the Ramius Group and the offer’s value relative to market price of the common stock as of the date the Ramius Group was contacted by the Company regarding the sale process and to the trailing 30-day volume-weighted average price.  Please see page 5 of the proxy statement.

5.	With respect to the sixth paragraph, please disclose whether the company provided you any reasons for rejecting your proposals.

The proxy statement has been revised to disclose whether the Company provided with the Ramius Group any reasons for rejecting its proposals.  Please see page 5 of the proxy statement.

6.	With respect to the ninth paragraph, please describe the company’s settlement proposal and disclose why it was unacceptable. Apply this comment also to the eleventh and twelfth bullet points.

The proxy statement has been revised to describe the Company’s settlement proposal and to disclose why the Ramius Group believed it was unacceptable.  Please see page 6 of the proxy statement.

June 10, 2009

Reasons for the Solicitation, page 6

7.
Provide support for the statements that “the Company’s shares are currently trading at a significant discount to intrinsic value;” that “[a]s a result of the Company’s poor operating performance, among other things, the Company currently has an enterprise value of less than $10 million when factoring in its $60 million cash balance;” and that “[e]ffectively, shareholders are attributing little to no value to the operating businesses at the Company.”  Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Ramius Group expresses.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that as of March 28, 2009, the Company had approximately $60 million in cash and cash equivalents.  On May 27, 2009, the date prior to the date the Ramius Group filed the Preliminary Proxy Statement, the Company’s stock price closed at $5.40 per share, giving the Company a market capitalization of approximately $68.5 million.  Subtracting the Company’s cash and cash equivalents from that market value leaves an enterprise value of less than $10 million for the Company’s operating businesses.  Additionally, given that in 2008 the Company had revenues of over $57 million, we believe the Ramius Group had a reasonable basis for concluding that stockholders have attributed little to no value to the operating businesses at the Company and that the Company’s shares are currently trading at a significant discount to intrinsic value.

8.
Refer to the first paragraph.  While you point out that the market price of the company’s common stock lags its intrinsic value, the last sentence of the paragraph describes your fear that intrinsic value, not market price, may continue to erode.  Please reconcile.

The proxy statement has been revised to remove this language.  Please see page 8 of the proxy statement.

9.
The last sentence of the second paragraph states that “[The Ramius Group’s] goal is to maximize the value of Tollgrade’s common stock for the benefit of all shareholders.”  This statement appears to imply that the Company nominees will not act on behalf of all shareholders.  Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation of the Company nominees, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, without adequate factual foundation.  Provide the factual foundation for this assertion or delete it.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that the statement that the Ramius Group’s goal “is to maximize the value of Tollgrade’s common stock for the benefit of all shareholders” is solely directed at describing the goal of the Ramius Group in getting the Ramius Nominees elected to the Board and is not meant to, nor should be read to, imply that the Company nominees will not act on behalf of all shareholders. Furthermore, the statement in question alludes to the ideal result of any actions taken by the Ramius Group that they believe will benefit all shareholders, as opposed to calling into question whether the Company’s nominees will undertake actions with the best interests of shareholders in mind in accordance with their fiduciary duties.

June 10, 2009

10.
The first sentence of the third paragraph states that “[The Ramius] Nominees will attempt to work with other members of the Board to pursue options that [the Ramius Group] believe are in the best interests of all shareholders and which have the ability to enhance shareholder value.”  Please provide more specifics about the Ramius Group’s plans for the Company going forward if the Ramius Group’s nominees are elected.  For example, what options would the nominees pursue.

The proxy statement has been revised to provide more specifics about the Ramius Nominees’ strategies for the Company going forward if they are elected to the Board.  Please see page 8 of the proxy statement.

11.
We note your disclosure on page 7 that you believe the board needs directors with a “vested financial interest in” its financial performance and that the election of your nominees will address this need.  We also note that it appears none of your nominees hold shares in the company.  Please reconcile this in your disclosure.

We acknowledge the Staff’s comment.  On a supplemental basis, we note that one of the Ramius Nominees, Jeffrey M. Solomon, shares voting and dispositive power with respect to, and has an economic interest in the Shares owned by the Ramius Group.  In addition, pursuant to Compensation Letter Agreements the two other Ramius Nominees are required to purchase up to $20,000 worth of Shares upon the consummation of certain events, as described in further detail in the proxy statement, and hold those Shares for two years except under certain circumstances.

Proposal No. 3, page 13

12.
The last sentence of the first paragraph states that “[The Ramius Group does] not object to the approval of the amendment to increase the authorized number of shares issuable under the 2006 LTIP by 1,500,000 shares.”  Please reconcile this statement with the proxy card on which the Ramius Group makes no recommendation on Proposal No. 3.

The proxy card has been revised to reconcile the proxy card with this statement.  Please see the proxy card.

Voting and Proxy Procedures, page 13

13.
We note the disclosure that there is no assurance that any of the Company’s nominees will serve as directors if the Ramius Nominees are elected.  Revise to state whether or not the remaining seats are likely to be vacant or filled by the Company’s nominees.  In addition, disclose any plans to fill any such vacancies on the Board.  See footnote #76 to Exchange Act Release 31326 (October 16, 1992).

The proxy statement has been revised to disclose any plans to fill such vacancies on the Board.  Please see page 18 of the proxy statement.

June 10, 2009

Solicitation of Proxies, page 15

14.
The Ramius Group indicates that proxies “may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.”  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, or telephone must be filed under the cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please supplementally confirm this understanding.

We acknowledge the Staff’s comment.  Supplementally we confirm the Ramius Group’s understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone must be filed under the cover of Schedule 14A.

Additional Participant Information, page 16

15.
We note in the last paragraph on page 16 that each member of the Ramius Group disclaims beneficial ownership “except to the extent of their pecuniary interest therein.”  Please note that beneficial ownership is not determined based on pecuniary interest.  Refer to Rule 13d-3(a).  Please revise.

The proxy statement has been revised to remove the reference to pecuniary interest.  Please see page 21 of the proxy statement.

Incorporation by Reference, page 18

16.
The Ramius Group refers security holders to information that it is required to provide that will be contained in the Company’s proxy statement for the annual meeting.  We presume that the Ramius Group is relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  Alternatively, if the Ramius Group determines to disseminate its proxy statement prior to the distribution of the Company’s proxy statement, it must undertake to provide the omitted information to security holders.  Please advise as to its regard.

We acknowledge the Staff’s comment.  The Ramius Group intends to wait for the Company to disclose the information left blank in the proxy statement prior to mailing.  In the event it becomes necessary to mail the proxy statement before the Company discloses this information, the Ramius Group intends to mail the proxy statement and file additional definitive materials with the SEC disclosing this information promptly after such information has been made public by the Company.  The Ramius Group would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s shareholders.

*     *     *     *     *

June 10, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Steve Wolosky, Esq.

Steve Wolosky, Esq.

Enclosure

cc:           Jeffrey C. Smith
Owen Littman

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A filed by the undersigned on May 28, 2009 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  June 9, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
    its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
    its managing member

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
    its sole member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
    its investment advisor

RAMIUS ADVISORS, LLC
By: Ramius LLC,
    its sole member

RAMIUS LLC
By: C4S & Co., L.L.C.,
    as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON

Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Scott C. Chandler, Jeffrey Libshutz, and Edward B. Meyercord, III